

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Scott Durbin
Chief Financial Officer
Viveve Medical, Inc.
150 Commercial Street
Sunnyvale, CA 94086

> **Re:** **Viveve Medical, Inc.**
> **Registration Statement on Form S-1**
> **Submitted November 21, 2014**
> **File No. 333-200458**

Dear Mr. Durbin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please revise the forepart of your summary to highlight where you have appropriate regulatory clearance and, if important to your business prospects, where you have not obtained such clearances. In this respect, we note that you intend to target the U.S. market, but do not have FDA clearance. Also, please briefly explain the significance of "licensed practitioners" on your eventual ability to sell your products in the US.

2. Since you have limited clinical evidence supporting the effectiveness of your product, please revise throughout to remove qualitative conclusions about your product that are not supported by clinical data. We note for example, your claim that "the RF energy stimulates the formulation of collagen and causes the collagen fibers to remodel thereby tightening the submucosal tissue." It appears however, that evidence of effectiveness is merely anecdotal.

Benefits of the Viveve Solution, page 3

3.   Revise to explain scientific terminology such as "non-ablative," "clinical patients," "statistically significant" and "single-arm studies" when you use those terms. In addition, please consider defining terms in context, when you use them, rather than relying on a glossary in the middle of your summary.

4.   Please revise your reference to expanding the product's regulatory approvals in the United States market to remove any implication that your product has been approved for sale in the United States. Also, please balance your disclosure, first paragraph on page 3, that 350 non-clinical trial patients have used the treatment with and equally prominent disclosure of your statement on page 46 that the FDA has not approved the product for use in the United States.

Statement of Operations Data, page 7

5.   Please present the loss per common share for each period presented. Refer to the Instructions to Item 301 of Regulation S-K.

Risk Factors, page 8

Performing clinical studies on…, page 9

6.   Please revise your claim in the penultimate sentence of the second paragraph on page 9 that you may not be completing additional studies to account for your current plans to engage in an OUS Clinical Trial study beginning in the fourth quarter of 2014.

The results of our clinical trials may…, page 18

7.   We note your disclosure of several risks associated with unsatisfactory clinical trial results. Please also prominently disclose the risk that funding of the second tranche of your September 20, 2014 Loan and Security Agreement is contingent on meeting certain milestones in the OUS Clinical Trials as stated in the last sentence of the third paragraph on page 36.

Selling Stockholders, page 27

8.   Please briefly describe the transaction or transactions in which the selling security holders obtained their shares.

Management's Discussion and Analysis,… page 32

9.   You refer throughout to "funding constraints," "scaled back" funding efforts and "lack of working capital." Please clearly describe these challenges, the reasons for them and any plans you have to address them.

10.   Please explain what you mean when you state that the bridge notes and interest were "extinguished" in the fifth paragraph on page 32. Did the holders accept something in exchange for the notes, such as stock or cash?

11.   We note your disclosure on the fourth page of Part II regarding the exemptions you relied upon for the merger. Please clarify how you determined to rely upon 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D. It appears that you may have exchanged stock only with accredited investors and provided a cash payment to all others. Please confirm whether our understanding is correct.

12.   Please disclose the terms of all material agreements here. We note your reference to a Form 8-K for a further description of your Loan and Security Agreement with Square 1 Bank, but that disclosure is not properly incorporated by reference.

Liquidity and Capital Resources, page 36

13.   Please disclose any current commitments for the second tranche of your September 20, 2014 Loan and Security Agreement and any uncertainties that you reasonably expect will have an unfavorable impact on receiving the second tranche as required by Item 303(a)(2) and (3).

Market for a Proven Solution,… page 41

14.   You refer to a consumer survey on page 41 and indicate that its results "suggested that vaginal laxity is a significant unmet need." Please provide us a copy of this survey supplementally.

15.   Please discuss whether your scheduled OUS clinical trial was designed in conjunction with your goal of FDA clearance and what it is intended to show.

Manufacturing, page 48

16.   Please revise your statement in the second sentence of the last paragraph on page 48 that you do not forecast any material costs due to compliance with environmental laws or regulations to account for your disclosure on page 14 that your cooling system may soon be out of compliance with environmental regulations in the United States and European markets. Refer to Regulation S-K Item 101(h)(4)(xi).

17.   Please clarify the penultimate sentence on page 48 to account for the one year warranty your products have as stated in paragraph eight, Product Warranty, page F-7 and paragraph three, Product Warranty, page F-36.

Patents and Proprietary Technology, page 49

18.   Please clarify whether your rights to the patents from the Stellartech Agreement have expired and indicate the portion of your business affected by those patents. Also, clarify the effect that a failure to meet the Minimum Commitment requirement would have on your rights to those patents.

Agreement with Stellartech Research Corporation, page 50

19.   It appears that Stellartech manufactures your Viveve system, but also supplies you with generators for that system and licenses you certain intellectual property. Since your relationship with Stellartech appears to be so significant to your business, please provide more details around why you have not renewed your contractual relationship and what it means that Stellartech has not licensed its technology to you due to your failure to meet the minimum license condition. This may also be appropriate disclosure for your summary, in light of its apparent significance. Please revise or advise.

Agreement with Solta Medical, page 50

20.   Please explain whether the limitations in this agreement around use in initial clinical trials only will impact your ability to commercialize your product.

Government Regulation, page 51

21.   Please provide approximate standard timelines for achieving government approvals to sell your products in the jurisdictions you plan to target.

Index to Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page F-2

22.   Please provide us with a rollforward of your equity accounts from December 31,   2013 to September 30, 2014 showing how you have accounted for the impact of the recapitalization transaction in stockholders' equity. In this regard, please explain to us how you arrive at 18,016,662 shares of common stock outstanding at September 30, 2014.

Note 2 – Summary of Significant Accounting Policies

Net Loss per Share Attributable to Common Stockholders, page F-8

23.   Please explain to us how the weighted average shares were calculated for the interim periods presented, given the shares outstanding noted in the balance sheets on page F-2.

Independent Auditors' Report, page F-25

24.   We note the independent auditors' report states the audit was conducted in accordance with auditing standards generally accepted in the United States of   America. In accordance with Rule 2-02(b) of Regulation S-X and Public Company Accounting Oversight Board Auditing Standard No. 1, please have your auditor revise its report to state, if true, that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-33

25.   Please disclose that all share data has been retroactively restated for the effect of your 1 for 100 reverse split on September 23, 2014 and your policy for computing earnings per share. Refer to paragraphs 260-10-55-12 and 235-10-50-3 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at (202) 551-3184 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kevin Friedmann, Esq.